Exhibit 4.8

LEASE DEED

THIS LEASE DEED is made on this the 20th day of January, 2012, by and between:

SRI DIVI SATYA MOHAN, son of Sri Divi Radha Krishna, aged 44 years, residing at Plot No. 23, Road No. 2, Sagar Cooperative Housing Society, Banjara Hills, Hyderabad, SRI ATTALURI PRAVEEN, son of Sri Attaluri Koteswara Rao, aged 39 years, residing at 8-44-32, Vidyanagar, Visakhapatnam and SRI DIVI SATYA SAYEE BABU, son of Sri Divi Madhusudana Rao, aged 35 years, residing at 55-1-19, Jagannadharaju Nagar, Venkojipalem, Visakhapatnam, (hereinafter referred to as the “Lessors”, which expression, where the context admits, shall include its successors) of the ONE PART;

AND

WNS GLOBAL SERVICES PVT. LTD., a company incorporated under the Companies Act, 1956 and having its registered office at Gate 4, Plant 10, Godrej & Boyce Complex, Phirojshanagar, LBS Marg, Vikhroli (W), Mumbai 400 079, (hereinafter referred to as the “Lessee”, which expression, where the context admits, shall include its nominees, successors and assigns) of the OTHER PART and represented herein by its Authorized Signatory Ms. Jayshree Ghatnekar, through a Board Resolution dated 25th February, 2011.

WHEREAS:

1.	Whereas the Lessors had purchased a plot measuring an extent of 1500 Sq. yds or 1254 Sq. mts, covered by TS No. 1048, Block No. 48 of Waltair ward within the limits of Greater Visakhapatnam Municipal Corporation by execution of sale deeds from Sri Thangavelu Ramachandran, S/o N. Thangavelu Pillai, residing at 31-35-36, Vivekananda Colony, Allipuram, Visakhapatnam – 4.

2.	And Whereas out of the aggregate 1500 Sq. Yds area, Sri Divi Satya Mohan is the absolute owner for an extent of 500 Sq. yds. or 418 Sq. mts. acquired through registered sale deed dated 16/07/2005, Sale Deed No. 3276/05 at the Joint Sub Registrar’s Office, Visakhapatnam. Whereas Sri Attaluri Praveen is the absolute owner for an extent of 500 Sq. yds. or 418 Sq. mts acquired through registered sale deed dated 21/07/2005, Sale Deed No. 3261/05 at the Joint Sub Registrar’s Office, Visakhapatnam. Whereas Sri Divi Satya Sayee Babu is the absolute for an extent of 500 Sq. yds. or 418 Sq. mts acquired through registered sale deed dated 23/07/2005, Sale Deed No. 3377/05 at the Joint Sub Registrar’s Office, Visakhapatnam.

3.	And Whereas the Lessors jointly constructed a multi-storied commercial building on the said plot area aggregating to 1500 Sq. Yds., which has Cellar & Sub-Cellar floors for parking, ground plus 4 upper floors situated at T. S. No. 1048, Ward No. 19, Waltair Ward, Visakhapatnam – 530 002, more fully described in the First Schedule hereunder written (hereinafter referred to as the “said Premises”).

4.

And Whereas the Lessee, being in need of suitable premises to house its offices, has sought from the Lessors, a lease of the said building comprising of a super built-up area of 31332.20 sq. ft. in MPS Plaza, on the 1st to 4th Floors, along with the exclusive right to use the designated car parking spaces in the Basement Level 1 constructed on the said Premises (hereinafter referred to as the “said Building”) and lease areas as shown in attached floor plans.

5.

And Whereas pursuant to the negotiations between the parties, the Lessors have agreed to lease to the Lessee and the Lessee has agreed to take on lease from the Lessors, the lease areas of the said Building as on and from 5th March 2012 (the “Commencement Date”), for the rent reserved herein and on the terms and conditions herein provided.

6.	And Whereas the Lessee has agreed to take on lease, the said Building for a period of 5 (five) years from the Commencement Date on terms recorded in Lease Deed, which shall be executed for the purpose.

7.	And Whereas the Lessee and the Lessors have agreed on certain terms and conditions regarding such lease of the said Building, which they desire to record by executing this Lease.

NOW THEREFORE THIS DEED WITNESSETH and the parties hereto agree as follows:

1.	GRANT OF LEASE & SECURITY DEPOSIT

a)

In consideration of the rent herein reserved and the covenants herein contained, the Lessors do hereby demise unto the Lessee, by way of lease, the said building TO HOLD the same unto the Lessee, for a period of 5 Five years starting from 5th March 2012, PAYING THEREFOR, an aggregate monthly rent of Rs.7,51,973/- (Rupees Seven Lakh Fifty One Thousand Nine hundred Seventy Three Only). The said amount of rent will be exclusive of service tax and will be paid extra as applicable.

b)	The Lessee shall pay to the Lessors, within 21 days of the date hereof, a sum equivalent to 9 months rent of Rs. 67,67,757/- (Rupees Sixty Seven Lakhs Sixty Seven Thousand Seven Hundred and fifty Seven Only). The entire sum of Rs. 67,67,757/- (Rupees Sixty Seven Lakhs Sixty Seven Thousand Seven Hundred and fifty Seven Only) paid as aforesaid by the Lessee to the Lessors, shall be held by the Lessors as and by way of an interest free refundable security deposit, to secure the due and faithful performance by the Lessee of the terms and covenants herein contained and on the part of the Lessee to be performed. The Lessors shall return the security deposit to the Lessee upon the expiry or earlier termination of the lease. The security deposit will be released only after the possession of the said Building shall be handed over to the Lessors in good condition, subject to normal wear and tear, simultaneously with the Lessors refunding the security deposit after deducting amounts such as outstanding rents and utility payments which are due and payable by the Lessee to the Lessors. Nonetheless, in the event of the failure on the part of the Lessors, to refund the security deposit simultaneously with the return of the Building, the Licensee shall be entitled to continue in occupation and use of the Building without any liability to pay rent in respect of the period of continued occupation and use.

c)	The Lessee shall pay all the charges, monthly rents, and security deposit as mentioned in this Lease by dividing it into three equal proportions and distribute it among the Lessors through direct credit into their respective designated bank accounts or as may be advised by the Lessors in writing from time to time.

2.	BROAD TERMS OF LEASE:

a)	The term of the lease shall be 5 (Five) years (the “Initial Lease Term”) with an initial 3 (Three) year lock-in period. The Lessee and the Lessors may at any time after the expiry of the lock-in period, terminate the lease for the said Building without cause, by giving a 6 (six) month’s written notice. In the event of the Lessee deciding to terminate the lease for the said Building before the completion of the lock-in period (other than on account of the occurrence of force majeure circumstances and/or despite the Lessors complying with all the terms of the Lease Deed), the Lessee will be liable to pay the Lessors the rent under the said Lease Deed for the remainder of the lock-in period. Upon expiry of the aforementioned lease term, the Lessee shall have the option to renew the lease for 2 (two) further terms of 5 (Five) years each, on mutually agreed new terms and conditions through a fresh deed. In the event that the Lessee intends to exercise its right to renew the lease, it shall provide 6 (six) months written notice prior to the expiry of the relevant term. The Lessee and the Lessors must come to an agreement, on the new terms and conditions for the renewal lease, 6 (six) months prior to the expiry of the relevant term.

b)	The monthly rent for the said Building is Rs.24 (Rupees Twenty Four) per month, per square foot, of the super built-up area of the said Building. The said monthly rent shall stand escalated by 5% after every 12 (twelve) months from the Commencement Date on the last paid monthly rent during the Initial Lease Term.

3.	COVENANTS OF THE LESSEE:

a)

To pay the monthly rent in respect of the said Building, in advance, on or before the 10th day of the concerned month, without the necessity of any notice or demand from the Lessors, subject, however, to any deductions required to be made by law;

b)	To pay all water and electricity charges in respect of the said Building pertaining to the period of the lease, at actuals, and against demands made by the concerned authorities;

c)	To make only such improvements, non-structural alterations and additions to the said Building as are permitted by local council and building regulations;

d)	To use the said Building for lawful purposes only;

e)	To allow the Lessors and the Lessors’ agents and servants, with prior written notice to the Lessee and at reasonable times agreed in advance by both parties, to enter the said Building and to inspect and repair the same; and

f)	Upon the expiry or earlier termination of the lease and subject to obtaining refund of the security deposit paid by the Lessee and to the other provisions herein contained, to surrender vacant possession of the said Premises to the Lessors.

g)	That Lessee or their employees will not cause any obstruction and hindrances to the common areas and to other tenants of the said Premises.

h)	The Lessee will be liable to pay, all existing and future rates, taxes, cesses, assessments and out goings in respect to their business, etc., as applicable and will keep the Lessors fully indemnified against all these.

4.	NON-LEASE AREAS:

a)	The non-lease areas in the said Premises shown in the attached drawings are not included in the Lessee’s lease. The Lessors intend to lease these areas to others with least disturbance to Lessee.

5.	COVENANTS OF THE LESSORS:

a)	That it is in lawful possession of the said Building and Premises and that that there is no mortgage, lien, charge or encumbrance over the said Building and Premises.

b)	That it has full right and authority of the said Building thereon and the unimpeded and unrestricted right and power to lease the said Premises to the Lessee as herein provided by executing and implementing this lease and that the execution and implementation of this lease will not result in a breach or contravention of any provision of law or any contract to which it is a party or by which it is otherwise bound;

c)	That the Lessee, on paying the agreed rent and performing and observing the agreed terms and covenants as confirmed herein and on its part to be performed, may peaceably hold and enjoy the said Building during the full term of the lease, without any interruption, interference or claims by or from the Lessors or any person claiming under, through or in trust for the Lessors;

d)	That the Lessee shall have unlimited access and the right to use the said Building twenty four (24) hours a day, seven (7) days a week and through all days of the year for the term of the lease along with the right to use all the utilities, infrastructure and facilities including lifts and air-conditioning at all times;

e)	That during the term of this lease and any extension thereof, the said Premises may be used for all activities necessary for or incidental to carrying on the businesses of the Lessee and/or its subsidiaries/holding company/group companies;

f)	That forthwith upon expiry or earlier termination of the lease, and on handing over the said Building to the Lessors, and without the necessity of any demand from the Lessee, to refund to the Lessee, the security deposits paid by the Lessee and to permit the Lessee to remove from the said Building, any fixtures, fittings, appliances or other improvements belonging to or provided by the Lessee in or about the said Premises without any objections to or claims from the Lessors;

g)	In the event that the Lessors sell/ create any other charge / interest of any kind on the Building/Premises, this Lease deed will continue to be binding on the purchaser / Mortgagee / assignee of the Building/Premises, so as to ensure the peaceful, unhindered and unobstructed use of the Building/Premises by the Lessee for the term and tenure of the Lease deed and or any renewal thereof. In the eventuality that the Lessors, at any time during the term of the Lease deed or renewal thereof, sell / assigns and / or otherwise transfer their rights in the Building/Premises in entirety or in part to one or more persons / entities (other than to the Lessee), the Lease deed shall be attorned to such transferee (s) / owner (s) on the same terms and conditions of this Lease deed.

h)	The Lessors will be responsible for the payment of all taxes such as property and municipal taxes and all other outgoings in respect of the Building and Premises, including all taxes associated with property taxes, such as water and sanitation cess.

6.	TERMINATION

In the event of the rent hereby reserved or any part thereof remaining unpaid after becoming due or if any other term or covenant on the Lessee’s part to be performed shall be contravened, the Lessors shall have the right to terminate the lease and re-enter the said Premises by giving to the Lessee, three months’ written notice and provided such non-payment of rent or other contravention still continues at the end of such notice period and after refunding to the Lessee, the security deposit paid by the Lessee hereunder and any other amounts that may be due from the Lessors to the Lessee. This shall be the sole right of termination on the part of the Lessors. On its part, the Lessee shall be entitled, at any time, by giving six months written notice to the Lessors, to terminate the lease, in which event also, the Lessors shall forthwith repay the aforesaid amounts to the Lessee.

7.	FORCE MAJEURE

Neither party shall be liable for its failure to perform or fulfill any of its obligations to the extent that its performance is delayed or prevented, before or after the commencement of the lease, in whole or in part, due to: acts of God; floods; cyclones; earthquakes; fires; wars; riots; strikes (unless caused by the acts or omissions of the Lessors, or their failure to act in good faith to resolve the same) sabotage; orders of governmental or other statutory authorities; national emergency; or any other similar causes beyond the reasonable control of the party affected (“Force Majeure”).

8.	SUB-LEASE OF SAID BUILDING

The Lessee shall have the right to sub-lease the said Building to its wholly owned subsidiary companies after informing the Lessors and to other entities with the prior written consent of the Lessors, which shall not be unreasonably withheld.

8.	POWER & BACK –UP POWER

a)	The Lessors have arranged for 10 KVA per 1000 sq. ft. of power from Govt/Private power supply at the said Premises. Consumption charges in respect of the electricity consumed in the said Building during the period of this lease as recorded in the sub-meters installed in respect thereof, are payable by the Lessee to the concerned authorities based on the demands raised periodically.

b)	The Lessors shall also arrange for a back up power through diesel generator/s, at Lessee’s request. Lessee will bear the fuel charges of the diesel generator/s which will be allocated 100% to their use.

9.	ADDITIONAL FACILITIES, SIGNAGE & USE OF ROOF AREA

a)	The Lessee shall be entitled to have its signage on the occupant directory provided by the Lessors and on the floors taken by it at no additional rent or charge. The Lessee may utilize corporate colours and lettering for the said signage, but the exact location of the signage shall be decided between the parties.

b)	The Lessee will be permitted by the Lessors to have external signage at a mutually agreeable location at no additional rent or charge. The cost and erection of the external signage shall be the Lessee’s responsibility.

c)	The Lessors intend to use the described non-lease areas of the Premises for revenue generation by leasing to other parties. All such areas as shown in the attached drawings are Sub cellar area, 1000 SFT on Ground Floor, Front open area, Terrace area, Stairs and small area in Cellar.

d)	The Lessors intend to use the façade of the said Building for revenue generation through advertisements.

10.	NOTICES

a)	Unless otherwise notified in writing with acknowledgement due, the address for notice/correspondence to either of the parties hereto shall be as hereunder:

LESSORS:

Attention:

LESSEE:

WNS Global Services Pvt. Ltd.

Gate 4, Plant 10, Godrej & Boyce Complex,

Phirojshanagar, LBS Marg, Vikhroli (W),

Mumbai 400 079

Attention: Ronald D’Mello, Legal Head

b)	All notices shall be in writing by registered mail or by facsimile followed by a confirmation letter by registered mail.

11.	SEVERABILITY

If any provision of this Deed is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

12.	WAIVER

Failure of either party to require performance of any provision of this Deed shall not affect such party’s right to full performance thereof at any time thereafter, and any waiver by either party of a breach of any provision hereof shall not constitute a waiver of a similar breach in the future or of any other breach. No waiver shall be effective unless in writing and duly executed by an authorized representative of the concerned party.

13.	AUTHORISED SIGNATORIES

The signatories to this Deed personally covenant that they are each duly authorised to execute this Deed on behalf of the respective party whom they represent.

14.	LIMITATION OF LIABILITY

Neither party will be liable to the other for any incidental, consequential, penal, and exemplary or like damages (including loss of profits or business) even if advised of the possibility of the same.

15	INDEMNITY

a)	The Lessors hereby confirm that they are the owners of the Premises and Building, and that the Lessee shall be kept indemnified against all actions, claims, losses, liabilities costs, actions, inconveniences (excluding direct or indirect business losses and loss in profits) that may arise in future from any individual / other entity claiming to be the owners of the Premises/Building. The Lessors further confirm and guarantee that all the statutory provisions / regulations in respect of the Premises/Building have been complied with and that there shall be no deviations from the sanctioned plans over and above what is permissible in law and further that no license fees are payable in respect of areas not reflected in the sanctioned plan / occupancy certificates.

b)	Either party shall indemnify the other against any and all claims, losses, injuries, liabilities, costs, expenses, damages, actions or proceedings arising from breach of the provisions of this Lease deed or violation of law or inaccuracy / misrepresentation of covenants under the Lease.

16.	STAMP DUTY, REGISTRATION & POSSESSION OF DOCUMENT

a)	The Lessors agree and undertake that the Lessors will, if required, get this Deed registered with the concerned Registrar and obtain and provide to the Lessee all the required papers, documents, records and consents, and do all other acts, deeds and things necessary, to perfect the lease hold rights of the Lessee in respect of the said Building. The Lessors will also execute and provide all such papers, as required, to obtain or avail of any other facilities as the Lessee may consider necessary for the purposes of its business and affairs and for the proper and effective use and occupation of the said Building.

b)	The Stamp Duty and Registration charges in respect of this Lease Deed shall be borne by the Lessee. Subject as aforesaid, each party shall be liable to bear its own costs for the preparation and execution of this Deed.

e)	The Lessors shall retain the original of this Deed and the Lessee hereof shall retain a notarised true copy.

17.	CONFIDENTIALITY

The Parties agree that no announcement or comment regarding the Lessee and or its business or the negotiations leading to this transaction or this transaction will be made by the Lessors unless the form, content and timing of the release is approved in writing by both Parties hereto. Either Party may disclose the existence of the transaction to its legal counsel, accountants, lenders, engineers, architects interior designers, vendors, suppliers and other persons who need to be aware of the existence of the transaction.

18.	MAINTENANCE CHARGES AND PROPERTY MANAGEMENT

a)	In consideration of the maintenance services to be provided by the Lessors, the Lessee will pay maintenance charges monthly in advance to the Lessor or a Property Management Company (“PMC”) nominated by the Lessor to carry out the maintenance services, on a cost plus 25% management fee basis, plus applicable service tax. To start with the maintenance charge would be Rs.5/- per square feet per month which includes management fee and its subject to be at actual every month. The Lessors or PMC will operate on an audited open book accounting system in determining the actual maintenance charges, which shall be reconciled once in every 6 (six) months.

b)

The maintenance charges shall be payable on or before the 7th day of every month to which it relates. The scope of services under the property management charge shall include operation and maintenance of common lighting and electrical systems, maintenance of lifts, maintenance of fire protection system and the generator for the common areas, garbage removal, security for the said Premises, carrying out civil repairs, maintaining and repairing the sanitary and plumbing, maintenance of car parking facility, sewerage treatment plant, maintenance of AHU’s, maintenance & service of Electrical and Mechanical equipment including DG Sets, HVAC Units and Pumps power back up, cleaning of external facade and curtain glazing, housekeeping for common areas, maintaining the landscaping, pest control for the said Premises, etc. The service tax as applicable on Maintenance services provided by the Lessors/its nominee shall be additional and shall be borne by the Lessee. The Lessors or the PMC nominated by the Lessors shall operate on an audited open book accounting system based on which the parties shall every 6 months reconcile the maintenance expenses and shall make adjustments thereon. However, the lessee shall be liable to take care of internal maintenance inside the said Building.

19.	DISPUTE RESOLUTION

a)	This Lease shall be governed in all respects by the laws of India. All disputes arising in connection with this lease shall be resolved through arbitration, to the extent to which it is permissible under the applicable Act. The arbitration shall be conducted in accordance with the provisions of the Arbitration & Conciliation Act, 1996 and the venue of arbitration shall be in Visakhapatnam. In respect of any provision for which the Arbitration Act are not applicable, the relevant laws will apply.

b)	The parties shall mutually appoint a single arbitrator. In the event the parties are unable to agree on the choice of a single arbitrator, each Party shall appoint one arbitrator and the two arbitrators appointed by the Parties shall thereupon choose a third arbitrator to preside over the arbitration proceedings. The arbitration shall be conducted in the English language. The award of the arbitrator shall be final and binding upon the Parties.

20.	MISCELLANEOUS

a)	This Lease together with the annexures executed by the parties hereto constitutes the entire agreement between the Parties with respect to the subject matter hereto and supersedes and cancels all previous oral or written Agreements and negotiations thereof.

b)	No forbearance, relaxation or inaction by any party at any time to require the performance of any provision of this Lease shall in any way affect, diminish or prejudice the right of such Party to require the performance of that or any other provision of this Lease or be considered to be a waiver of any right, unless specifically agreed in writing.

c)	In the event of any provision of this Lease being held or becoming invalid, unenforceable or illegal for any reason, this Lease shall remain otherwise in full force apart from the said provision, which will be replaced with a legally valid provision that most nearly reflects the same purpose as that of the deleted provision.

IN WITNESS WHEREOF, the parties hereto have executed this Lease Deed on the day and year first above written.

SIGNED and DELIVERED for and on behalf of	)
the Lessors aforesaid, by	)

SRI DIVI SATYA MOHAN	)	/s/ Sri Divi Satya Mohan

SRI ATTALURI PRAVEEN	)	/s/ Sri Attaluri Praveen

SRI DIVI SATYA SAYEE BABU	)	/s/ Sri Divi Satya Sayee Babu
In the presence of witnesses:

1.	)

2.	)

SIGNED and DELIVERED for and on behalf of	)
WNS GLOBAL SERVICES PVT. LTD.	)
the Lessee aforesaid, by its Authorized Signatory	)
/s/ Shrimati Jayshree Anil Ghatnekar wife of Shri Ghatnekar Anil Vinay	)
In the presence of witnesses:

1.	)

2.	)

SCHEDULE I

Details of the said Premises

All that piece and parcel of land located at T.S. No. 1048, Ward No. 19 in GVMC limits, Rednam Gardens, Old Jail Road Junction, Waltair Ward, District Visakhapatnam – 530 002, admeasuring 1500 Sq. Yds and bounded as follows:

Door No:10-12-1/A	Municipal Assessment No: 26248
On the East by	: Property belongs to Dr. R. Suryaprasada Rao family
On the West by	: Main Road (Old Central Jail Road)
On the North by	: Compound wall of Waltair Cemetary
On the South by	: IBM Daksh Building.

SCHEDULE II

Details of the said Building

Property admeasuring a super built up area of 31,332.20 sq. ft. on 1st to 4th floors along with an exclusive right over designated car parking spaces in the basement level 1 in the building known as MPS Plaza constructed on the land as mentioned in Schedule I, and as shown in the attached floor plans.

Space		Area
Floor 4	:	7410.8
Floor 3	:	7410.8
Floor 2	:	7410.8
Floor 1	:	7410.8
80% of Lift Area of Ground Floor	:	300.0
80% of Ramp area at Ground Floor	:	1075.0
80% of Stair case area at Ground Floor	:	314.0